Exhibit 99.1

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2022 AND 2021

(Unaudited - Expressed in Canadian Dollars)

New Found Gold Corp.

Condensed Interim Statements of Financial Position

(Unaudited - Expressed in Canadian Dollars)

	Note	March 31, 2022 $	December 31, 2021 $
ASSETS
Current assets
Cash		84,713,594	100,484,576
Investments, at fair value	5	21,687,859	31,942,458
Prepaid expenses and deposits	6	1,920,472	2,179,057
Sales taxes recoverable		2,162,374	1,807,182
Other assets		59,379	107,376
Total current assets		110,543,678	136,520,649

Non-current assets
Exploration and evaluation assets	3	8,527,880	8,525,481
Property and equipment	4	4,370,530	2,914,459
Right-of-use assets	8	82,295	97,258
Total non-current assets		12,980,705	11,537,198

Total Assets		123,524,383	148,057,847

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	10	3,359,098	2,573,200
Flow-through share premium	7	6,863,408	10,129,196
Lease liabilities	8	39,898	54,250
Total current liabilities		10,262,404	12,756,646

Flow-through share premium	7	12,600,000	12,600,000
Lease liabilities	8	46,619	46,600
Total non-current liabilities		12,646,619	12,646,600

Total liabilities		22,909,023	25,403,246

EQUITY
Share capital	9	181,901,252	181,795,493
Reserves	9	30,738,583	30,474,764
Deficit		(112,024,475)	(89,615,656)
Total equity		100,615,360	122,654,601

Total Liabilities and Equity		123,524,383	148,057,847

NATURE OF OPERATIONS (Note 1)

COMMITMENTS AND CONTINGENCY (Note 14)

SUBSEQUENT EVENTS (Note 17)

These financial statements are authorized for issue by the Board of Directors on May 16, 2022. They are signed on the Company’s behalf by:

“Collin Kettell”	, Director
“Douglas Hurst”	, Director

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in Canadian Dollars)

		Three months ended March 31,
	Note	2022 $	2021 $
Expenses
Corporate development and investor relations		240,788	273,676
Depreciation	4,8	229,861	94,842
Exploration and evaluation expenditures	3,10	13,263,775	6,995,710
Office and sundry		347,258	41,992
Professional fees	10	217,714	312,081
Salaries and consulting	10	575,744	501,321
Share-based compensation	9	303,442	-
Transfer agent and regulatory fees		235,900	39,706
Travel		43,404	-
Loss from operating activities		(15,457,886)	(8,259,328)
Settlement of flow-through share premium	7	3,265,788	185,431
Foreign exchange (loss) gain		(4,236)	648
Interest expense		(2,991)	(1,440)
Interest income		45,105	39,417
Net realized gains on disposal of investments	5	-	204,230
Net change in unrealized (losses) gains on investments	5	(10,254,599)	2,439,698
Loss and comprehensive loss for the period		(22,408,819)	(5,391,344)
Loss per share – basic and diluted ($)	11	(0.14)	(0.04)
Weighted average number of common shares outstanding – basic and diluted		164,241,677	149,024,029

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Cash Flows

(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31,
	2022 $	2021 $
Cash flows from operating activities
Loss for the period	(22,408,819)	(5,391,344)
Adjustments for:
Depreciation	229,861	94,842
Interest expense	2,991	1,440
Settlement of flow-through share premium	(3,265,788)	(185,431)
Share-based compensation	303,442	-
Net realized (gains) on disposal of investments	-	(204,230)
Net change in unrealized losses (gains) on investments	10,254,599	(2,439,698)
	(14,883,714)	(8,124,421)
Change in non-cash working capital items:
(Increase) in amounts receivable	-	(76,500)
Decrease (increase) in prepaid expenses and deposits	299,850	(674,411)
(Increase) in sales taxes recoverable	(355,192)	(33,441)
Decrease in other assets	47,997	-
Increase in accounts payable and accrued liabilities	1,073,169	1,736,511
Net cash used in operating activities	(13,817,890)	(7,172,262)

Cash flows from investing activities
Expenditures on claim staking and license renewals	(2,399)	-
Proceeds on disposal of investments	-	973,360
Purchases of property and equipment	(1,988,250)	(563,556)
Net cash (used in) generated from investing activities	(1,990,649)	409,804

Cash flows from financing activities
Stock options exercised	47,731	81,050
Warrants exercised	18,405	381,539
Lease payments	(25,588)	(21,810)
Interest expense on lease liabilities	(2,991)	(1,440)
Net cash generated from financing activities	37,557	439,339

Net (decrease) in cash	(15,770,982)	(6,323,119)
Cash at beginning of period	100,484,576	47,731,125
Cash at end of period	84,713,594	41,408,006

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Note 12)

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Changes in Equity

(Unaudited - Expressed in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount $	Equity settled share-based payments $	Warrants $	Deficit $	Total equity $
Balance at December 31, 2020	148,684,523	87,668,764	23,704,337	504,325	(38,975,581)	72,901,845
Stock options exercised	115,000	141,472	(60,422)	-	-	81,050
Warrants exercised	291,830	542,054	-	(160,515)	-	381,539
Total comprehensive loss for the period	-	-	-	-	(5,391,344)	(5,391,344)
Balance at March 31, 2021	149,091,353	88,352,290	23,643,915	343,810	(44,366,925)	67,973,090
Issued pursuant to acquisition of exploration and evaluation assets	458,823	3,505,408	-	-	-	3,505,408
Flow-through shares issued in private placements Share issue costs	12,905,500	120,501,665	-	-	-	120,501,665
Share issue costs	-	(4,457,654)	-	-	-	(4,457,654)
Flow-through share premium	-	(29,161,495)	-	-	-	(29,161,495)
Share-based compensation	-	-	7,612,214	-	-	7,612,214
Stock options exercised	1,158,000	1,955,510	(800,390)	-	-	1,155,120
Warrants exercised	592,024	1,099,769	-	(324,785)	-	774,984
Total comprehensive loss for the period	-	-	-	-	(45,248,731)	(45,248,731)
Balance at December 31, 2021	164,205,700	181,795,493	30,455,739	19,025	(89,615,656)	122,654,601
Share-based compensation	-	-	303,442	-	-	303,442
Stock options exercised	26,875	82,620	(34,889)	-	-	47,731
Warrants exercised	12,270	23,139	-	(4,734)	-	18,405
Total comprehensive loss for the period	-	-	-	-	(22,408,819)	(22,408,819)
Balance at March 31, 2022	164,244,845	181,901,252	30,724,292	14,291	(112,024,475)	100,615,360

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

1.	NATURE OF OPERATIONS

New Found Gold Corp. (the “Company”) was incorporated on January 6, 2016, under the Business Corporations Act in the Province of Ontario. On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporations Act in the Province of British Columbia. The Company’s registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia V7X 1L3.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Provinces of Newfoundland and Labrador and Ontario, Canada. The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

On March 11, 2020, the World Health Organization declared the global outbreak of a novel coronavirus identified as “COVID-19” a global pandemic. In order to combat the spread of COVID-19, governments worldwide have enacted emergency measures including travel bans, legally enforced or self-imposed quarantine periods, social distancing and business and organization closures. These measures have caused material disruptions to businesses, governments and other organizations resulting in an economic slowdown and increased volatility in national and global equity and commodity markets. Central banks and governments, including Canadian federal and provincial governments, have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of any interventions. Significant economic and social impacts have limited the Company’s ability to continue its exploration and evaluation activities as intended. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operations in future periods.

These condensed interim financial statements were approved by the Board of Directors of the Company on May 16, 2022.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below.

a)	Statement of compliance

The Company’s condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including International Accounting Standards 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (“IASB”).

These condensed interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS, as issued by the IASB and included in Part I of the Handbook of the Chartered Professional Accountants of Canada and consistent with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The policies applied in these condensed interim financial statements are the same as those applied in the most recent annual financial statements and were consistently applied to all the periods presented.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

b)	Basis of presentation

These condensed interim financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments classified as subsequently measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Significant Accounting Estimates and Judgments

The preparation of these condensed interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

These condensed interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates may be pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at year end that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following:

(i)	Critical accounting estimates

Valuation of Options Granted and Warrants Issued

The fair value of common share purchase options granted and warrants issued is determined at the issue date using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option, which are: risk-free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. These estimates impact the values of share-based compensation expense, share capital, and reserves.

Fair Value of Financial Derivatives

Investments in warrants that are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable market inputs, a Black-Scholes option pricing model is used. The Black-Scholes model involves six key inputs to determine the fair value of a warrant, which include: risk free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Significant Accounting Estimates and Judgments (continued)

(i)	Critical accounting estimates (continued)

Fair Value of Investments in Private Companies

The determination of fair value requires judgment and is based on market information, where available and appropriate. All privately-held investments are initially recorded at the transaction price, being the fair value at the time of acquisition. Thereafter, at each reporting period, the fair value of an investment may be adjusted using one or more of the valuation indicators described below. These are included in Level 3 in Note 15.

Company-specific information is considered when determining whether the fair value of a privately-held investment should be adjusted upward or downward at the end of each reporting period. In addition to company-specific information, the Company will take into account trends in general market conditions and the share performance of comparable publicly-traded companies when valuing privately-held investments.

The absence of the occurrence of any of these events, any significant change in trends in      general market conditions, or any significant change in share performance of comparable publicly-traded companies indicates generally that the fair value of the investment has not materially changed.

Computation of Income Taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used.

The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Shares Issued to Acquire Exploration and Evaluation Assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

Valuation of Flow-Through Premium

The determination of the valuation of flow-through premium and warrants in equity units is subject to significant judgment and estimates. The flow-through premium is valued as the estimated premium that investors pay for the flow-through feature, being the portion in excess of the market value of shares without the flow-through feature issued in concurrent private placement financing.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Significant Accounting Estimates and Judgments (continued)

(ii)	Critical accounting judgments

Impairment of Exploration and Evaluation Assets

Management is required to assess impairment in respect to the Company’s intangible mineral property interests. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The carrying value of each exploration and evaluation asset is reviewed regularly for conditions that may suggest impairment.

This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; and whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future. If impairment is determined to exist, a formal estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Management has determined that there were no indicators of impairment as at March 31, 2022.

d)	Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

The IASB issued certain new accounting standards or amendments that are mandatory for accounting periods on or after January 1, 2022, including amendments to IFRS 3 Business Combinations, IAS 16 Property, Plant and Equipment, IAS 37 Provisions, Contingent Liabilities and Contingent Assets – onerous contracts, annual improvements IFRS 2018-2020, IAS 1 Presentation of Financial Statements – classification of liabilities as current or non-current, IAS 1 Presentation of Financial Statements – IFRS Practice Statement 2 – disclosure of accounting policies, IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – definition of accounting estimates, and IAS 12 Income Taxes – deferred taxes related to assets and liabilities arising from a single transaction. The effect of such new accounting standards or amendments did not have a material impact on the Company and therefore the Company did not record any adjustments to the financial statements.

e)	New and amended IFRS standards not yet effective

New accounting standards, amendments to accounting standards and interpretations that are effective for annual periods beginning on or after March 31, 2022 have not been applied in preparing the financial statements for the period ended March 31, 2022. These standards and interpretations are not expected to have a material impact on the Company’s financial statements.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS

The schedules below summarize the carrying costs of acquisition costs and exploration expenditures incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at March 31, 2022 and December 31, 2021:

	Newfoundland
Three months ended March 31, 2022	Queensway(i) $	Other $	Ontario(ii) $	Total $
Exploration and evaluation assets
Balance as at December 31, 2021	8,236,181	17,700	271,600	8,525,481
Additions
Claim staking and license renewal cost	2,399	-	-	2,399
Balance at March 31, 2022	8,238,580	17,700	271,600	8,527,880

Exploration and evaluation expenditures
Cumulative exploration expense – December 31, 2021	51,439,957	59,646	2,350,201	53,849,804
Assays	2,368,849	-	88,405	2,457,254
Drilling	5,905,445	-	449,063	6,354,508
Environmental studies	51,922	-	-	51,922
Geophysics	430,966	-	89,850	520,816
Imagery and mapping	18,764	-	-	18,764
Office and general	170,939	-	3,118	174,057
Property taxes, mining leases and rent	29,057	-	1,027	30,084
Petrography	9,372	-	-	9,372
Reclamation	123,000	-	-	123,000
Salaries and consulting	1,944,396	-	73,093	2,017,489
Supplies and equipment	1,137,149	-	29,989	1,167,138
Technical reports	150,784	-	-	150,784
Travel and accommodations	183,526	-	5,061	188,587
	12,524,169	-	739,606	13,263,775
Cumulative exploration expense – March 31, 2022	63,964,126	59,206	3,089,807	67,113,579

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

	Newfoundland
Three months ended March 31, 2021	Queensway(i) $	Other $	Ontario(ii) $	Total $
Exploration and evaluation assets
Balance as at December 31, 2020 and March 31, 2021	685,930	13,100	300,204	999,234

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2020	10,245,545	45,851	1,286,951	11,578,347
Assays	1,171,023	-	6,796	1,177,819
Drilling	3,115,705	-	-	3,115,705
Geophysics	832,416	-	-	832,416
Office and general	114,746	-	-	114,746
Technical reports	-	-	22,479	22,479
Property taxes, mining leases and rent	19,002	-	-	19,002
Reclamation	87,935	-	-	87,935
Salaries and consulting	970,650	6,520	2,900	980,070
Supplies and equipment	655,763	-	7,278	663,041
Travel and accommodations	58,952	-	45	58,997
Exploration cost recovery	(76,500)	-	-	(76,500)
	6,949,692	6,520	39,498	6,995,710
Cumulative exploration expense – March 31, 2021	17,195,237	52,371	1,326,449	18,574,057

(i)	Queensway Project – Gander, Newfoundland

As at March 31, 2022, the Company owns a 100% interest in 86 (December 31, 2021 – 86) mineral licenses including 6,041 (December 31, 2021 – 6,041) claims comprising 151,030 (December 31, 2021 – 151,030) hectares of land located in Gander, Newfoundland. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under nine separate, fully executed option agreements. The Queensway Project carries various net smelter return (“NSR”) royalties ranging from 0.6% to 2.5% which can be reduced to 0.5% to 1.6%, at the Company’s option, with payments ranging from $250,000 to $1,000,000 to the optionors. The total cost of the NSR’s that may be purchased at the Company’s discretion is $5,250,000.

On November 25, 2021, the Company entered into three royalty purchase agreements with arm’s length royalty holders (together, the “Vendors” and each, a “Vendor”), to purchase 100% of each Vendor’s royalty interests, each equal to 0.2%, for an aggregate of 0.6% of net returns from the Company’s Linear and JBP Linear properties (the “Royalty Interests”) for cash consideration of $1,300,000 (paid) and the issuance of 152,941 common shares (issued) in the capital of the Company to each Vendor, for aggregate cash consideration of $3,900,000, aggregate share consideration of 458,823 common shares with a value of $3,505,408 and the Company incurred $38,898 in legal and filing fees, for total consideration paid of $7,444,306 in connection with the transaction.

As at March 31, 2022, the Company is required to spend approximately $176,600 (December 31, 2021 - $829,628) over the next 12 months to keep all mineral property claims owned in good standing.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

Disposal of Newfoundland Properties

During the three months ended March 31, 2022, there were no disposals of exploration and evaluation assets.

During fiscal 2021, the Company sold a stand-alone claim that was part of the Queensway Project (claim 023951M also known as Unknown Brooke claim) to Long Range Exploration Corporation (“Long Range”) for non-cash consideration of 5,000,000 common shares of Long Range valued at $500,000 (Note 5). The Company retained a 1% NSR on future production from the mineral claim, 0.5% of which can be repurchased by Long Range for $750,000.

(ii) Ontario Projects

As at March 31, 2022, the Company owns a 100% interest in the Lucky Strike project in Kirkland Lake, Ontario comprising 11,684 hectares, as well as a portfolio of mining and royalty interests throughout northeastern Ontario. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under a fully executed option agreement. The optioned lands carry an NSR ranging from 1% to 2%.

4.	PROPERTY AND EQUIPMENT

	Property and Buildings	Computer Equipment	Geological Equipment	Vehicles	Total
	$	$	$	$	$
Cost
Balance at January 1, 2021	836,009	15,860	336,020	304,500	1,492,389
Additions	1,291,476	16,532	487,102	226,740	2,021,850
Balance at December 31, 2021	2,127,485	32,392	823,122	531,240	3,514,239
Additions	1,290,954	10,736	300,050	57,974	1,659,714
Balance at March 31, 2022	3,418,439	43,128	1,123,172	589,214	5,173,953

Accumulated Depreciation
Balance at January 1, 2021	6,998	4,090	45,474	58,698	115,260
Depreciation	46,656	13,017	288,000	136,847	484,520
Balance at December 31, 2021	53,654	17,107	333,474	195,545	599,780
Depreciation	14,156	4,486	143,519	41,482	203,643
Balance at March 31, 2022	67,810	21,593	476,993	237,027	803,423

Carrying Amount
At December 31, 2021	2,073,831	15,285	489,648	335,695	2,914,459
At March 31, 2022	3,350,629	21,535	646,179	352,187	4,370,530

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

5.	INVESTMENTS

The Company classifies its investments at fair value through profit or loss. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in profit or loss in the period in which they occur.

Investments consist of the following as at March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
	$	$
Equities held (i)	20,082,770	28,578,556
Warrants held (ii)	1,605,089	3,363,902
Total Investments	21,687,859	31,942,458

(i) Equities held

The Company held the following equities as at March 31, 2022 and December 31, 2021:

	Quantity	Cost $	Fair Value March 31, 2022 $
Exploits Discovery Corp.	13,229,466	8,462,704	3,373,514
Labrador Gold Corp.	12,555,556	8,850,000	9,165,556
Long Range	5,000,000	500,000	500,000
Novo Resources Corp.	6,645,000	16,014,450	7,043,700
Total Equities		33,827,154	20,082,770

	Quantity	Cost $	Fair Value December 31, 2021 $
Exploits Discovery Corp.	13,229,466	8,462,704	7,276,206
Labrador Gold Corp.	12,555,556	8,850,000	11,300,000
Long Range	5,000,000	500,000	500,000
Novo Resources Corp.	6,645,000	16,014,450	9,502,350
Total Equities		33,827,154	28,578,556

Investments in Exploits Discovery Corp., Labrador Gold Corp. and Novo Resources Corp. represent investments in public companies that are quoted on an active exchange and are measured using the quoted market price of these companies.

Long Range is a private company without observable market prices for its common shares and is measured at its estimated fair value based on valuation techniques that use inputs derived by management and is considered Level 3 in the fair value hierarchy (Note 15).

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

5.	INVESTMENTS (continued)

(ii) Warrants held

The Company held the following warrants as at March 31, 2022 and December 31, 2021:

	Quantity	Cost $	Fair Value March 31, 2022 $
Exploits Discovery Corp.	6,666,667	-	69,204
Labrador Gold Corp.	6,277,778	-	1,535,885
Total Warrants		-	1,605,089

	Quantity	Cost $	Fair Value December 31, 2021 $
Exploits Discovery Corp.	6,666,667	-	837,381
Labrador Gold Corp.	6,277,778	-	2,526,521
Total Warrants		-	3,363,902

Warrants held by the Company are classified at fair value through profit or loss, with any gains or losses arising on remeasurement recognized in profit or loss. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model using assumptions including risk free interest rate, expected dividend yield, expected volatility, and expected remaining life of the warrant, which are supported by observable market conditions.

An analysis of investments including related gains and losses for the three months ended March 31, 2022 and 2021 is as follows:

	Three months ended March 31,
	2022 $	2021 $
Investments, beginning of period	31,942,458	21,089,997
Disposition of investments	-	(973,360)
Realized gain on investments	-	204,230
Unrealized (loss) gain on investments	(10,254,599)	2,439,698
Investments, end of period	21,687,859	22,760,565

6.	PREPAID EXPENSES AND DEPOSITS

	March 31, 2022 $	December 31, 2021 $
Prepaid expenses	1,699,146	1,966,959
Mineral license deposits	221,326	212,098
Prepaid expenses and deposits, end of period	1,920,472	2,179,057

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

7.            FLOW-THROUGH SHARE PREMIUM

	Issued June 4, 2020 $	Issued June 10, 2020 $	Issued April 8, 2021 $	Issued August 24, 2021 $	Issued November 25, 2021 $	Total $
Balance at December 31, 2020	160,811	24,620	-	-	-	185,431
Liability incurred on flow-through shares issued	-	-	1,971,330	14,590,165	12,600,000	29,161,495
Settlement of flow-through share premium on expenditures incurred	(160,811)	(24,620)	(1,971,330)	(4,460,969)	-	(6,617,730)
Balance at December 31, 2021	-	-	-	10,129,196	12,600,000	22,729,196
Settlement of flow-through share premium on expenditures incurred	-	-	-	(3,265,788)	-	(3,265,788)
Balance at March 31, 2022	-	-	-	6,863,408	12,600,000	19,463,408

Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act, Canada (“Qualifying CEE”).

During the three months ended March 31, 2022, the Company incurred $12,871,047 (three months ended March 31, 2021 – $647,255) in Qualifying CEE and amortized a total of $3,265,788 (three months ended March 31, 2021 - $185,431) of its flow-through liabilities.

The flow-through premium liability does not represent a cash liability to the Company and is to be fully amortized to the statement of loss and comprehensive loss pro-rata with the amount of qualifying expenditures that will be incurred.

As at March 31, 2022, the Company must spend another $27,049,902 of Qualifying CEE by the end of fiscal 2022 to satisfy its remaining current flow-through liability of $6,863,408. The Company must also spend another $48,000,000 of Qualifying CEE by November 24, 2023 to satisfy its remaining non-current flow-through liability of $12,600,000.

8.             RIGHT-OF-USE ASSETS

The Company leases certain assets under lease agreements. The lease liabilities consist of residential, office and equipment leases. The leases are non-interest bearing and expiry dates for these leases range from May 2022 to November 2041. The related lease liabilities were measured at the present value of the remaining lease payments discounted using an incremental borrowing rate of 12% upon commencement of the lease.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

8.             RIGHT-OF-USE ASSETS (continued)

As at March 31, 2022 and December 31, 2021, the Company’s right-of use assets were as follows:

Total
$
Cost
Balance at December 31, 2020	85,532
Additions	141,633
Balance at December 31, 2021	227,165
Additions	11,255
Balance at March 31, 2022	238,420
Accumulated Depreciation
Balance at December 31, 2020	31,497
Depreciation	98,410
Balance at December 31, 2021	129,907
Depreciation	26,218
Balance at March 31, 2022	156,125
Carrying Amount
At December 31, 2021	97,258
At March 31, 2022	82,295

As at March 31, 2022 and December 30, 2021, the Company’s lease liabilities were as follows:

Lease liability	March 31, 2022	December 31, 2021
Current portion	$39,898	$54,250
Non-current portion	46,619	46,600
Total lease liabilities	$86,517	$100,850

A reconciliation of debt arising from lease liabilities is as follows:

	March 31, 2022	December 31, 2021
Lease liabilities beginning of year	$100,850	$53,201
Additions to lease liabilities	11,255	141,633
Principal payments on lease liabilities	(25,588)	(93,984)
	$86,517	$100,850

As at March 31, 2022 and December 30, 2021, the Company is committed to minimum lease payments as follows:

Maturity analysis	March 31, 2022	December 31, 2021
Less than one year	$47,317	$62,517
One to five years	22,834	22,130
More than five years	104,105	106,187
Total undiscounted lease liabilities	$174,256	$190,835

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

8.             RIGHT-OF-USE ASSETS (continued)

Amounts recognized in profit or loss	March 31, 2022	March 31, 2021
Interest on lease liabilities	$2,991	$1,440
Expenses related to short-term leases	$-	$-

Amounts recognized in the statement of cash flows	March 31, 2022	March 31, 2021
Principal payments on lease liabilities	$25,588	$21,810
Total cash outflows for leases	$28,579	$23,250

9.	SHARE CAPITAL AND RESERVES

Authorized Share Capital

At March 31, 2022, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Details of Common Shares Issued in 2022

During the three months ended March 31, 2022, 26,875 stock options were exercised at a weighted average exercise price of $1.78 per share for gross proceeds of $47,731.

During the three months ended March 31, 2022, 12,270 warrants were exercised at a weighted average exercise price of $1.50 per share for gross proceeds of $18,405.

Details of Common Shares Issued in 2021

During fiscal 2021, 1,273,000 stock options were exercised at a weighted average exercise price of $0.97 per share for gross proceeds of $1,236,170.

During fiscal 2021, 883,854 warrants were exercised at a weighted average exercise price of $1.31 per share for gross proceeds of $1,156,523.

On April 8, 2021, the Company completed a non-brokered private placement financing of 2,857,000 flow-through common shares at a price of $5.25 per common share for gross proceeds of $14,999,250. The Company paid share issuance costs of $587,641 in cash of which $524,974 were finder’s fees. The premium received on the flow-through shares issued was determined to be $1,971,330.

On August 24, 2021, the Company completed a bought-deal private placement financing of 5,048,500 flow-through common shares at a price of $11.39 per common share for gross proceeds of $57,502,415, which included the full exercise of the underwriter’s over-allotment option. The Company paid share issuance costs of $3,254,048 in cash of which $2,734,547 was paid to the underwriters. The premium received on the flow-through shares issued was determined to be $14,590,165.

On November 24, 2021, the Company completed a non-brokered private placement financing of 5,000,000 flow-through common shares at a price of $9.60 per common share for gross proceeds of $48,000,000. The Company paid share issuance costs of $615,965 in cash of which $480,000 were finder’s fees. The premium received on the flow-through shares issued was determined to be $12,600,000.

On November 25, 2021, the Company issued 458,823 common shares with an estimated value of $3,505,408 as a portion of the consideration paid to acquire royalty interests for an aggregate of 0.6% of net returns from the Company’s Linear and JBP Linear properties (Note 3).

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

9.	SHARE CAPITAL AND RESERVES (continued)

Share Purchase Option Compensation Plan

The Company has a share purchase option plan (the “Plan”) approved by the Company’s shareholders that allows it to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees and service providers. The Plan is based on the maximum number of eligible shares not exceeding 10% in the aggregate and 5% with respect to any one optionee of the Company’s outstanding common shares at the time of grant. If outstanding share purchase options are exercised or expire, and/or the number of issued and outstanding common shares of the Company increases, then the share purchase options available to grant under the Plan increase proportionately. The exercise price and vesting terms of each share purchase option is set by the Board of Directors at the time of grant. Share purchase options granted are subject to a four-month hold period and exercisable for a period determined by the Board of Directors which cannot exceed five years.

The continuity of share purchase options for the three months ended March 31, 2022 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2021	Granted	Exercised	Cancelled/ Expired	Outstanding March 31, 2022	Exercisable March 31, 2022
September 30, 2023	$0.40	150,000	-	-	-	150,000	150,000
December 17, 2024	$0.50	1,925,000	-	-	-	1,925,000	1,925,000
April 18, 2025	$1.00	1,450,000	-	-	-	1,450,000	1,450,000
May 23, 2025	$1.075	200,000	-	-	-	200,000	200,000
August 11, 2025	$1.40	2,900,000	-	(25,000)	-	2,875,000	2,875,000
September 3, 2025	$2.07	115,000	-	-	-	115,000	115,000
October 1, 2025	$2.15	25,000	-	-	-	25,000	25,000
December 31, 2025	$4.10	6,155,000	-	-	-	6,155,000	6,155,000
April 29, 2026	$6.79	1,294,250	-	(1,875)	(7,500)	1,284,875	1,114,250
May 17, 2026	$8.62	200,000	-	-	-	200,000	200,000
September 27, 2026	$8.70	125,000	-	-	-	125,000	31,250
November 26, 2026	$8.04	55,750	-	-	(750)	55,000	5,500
January 4, 2027	$8.98	-	30,000	-	-	30,000	3,000
		14,595,000	30,000	(26,875)	(8,250)	14,589,875	14,249,000
Weighted average exercise price $		3.01	8.98	1.78	6.90	3.05	2.94
Weighted average contractual remaining life (years)		3.71	4.77	-	-	3.48	3.46

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

9.            SHARE CAPITAL AND RESERVES (continued)

The continuity of share purchase options for the three months ended March 31, 2021 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2020	Granted	Exercised	Cancelled/ Expired	Outstanding March 31, 2021	Exercisable March 31, 2021
February 20, 2022	$0.15	75,000	-	-	-	75,000	75,000
September 30, 2023	$0.40	250,000	-	-	-	250,000	250,000
December 17, 2024	$0.50	2,685,000	-	(100,000)	-	2,585,000	2,585,000
April 18, 2025	$1.00	1,500,000	-	-	-	1,500,000	1,500,000
May 23, 2025	$1.075	225,000	-	-	-	225,000	225,000
August 11, 2025	$1.40	2,965,000	-	-	-	2,965,000	2,965,000
September 3, 2025	$2.07	215,000	-	(15,000)	-	200,000	200,000
October 1, 2025	$2.15	25,000	-	-	-	25,000	25,000
December 31, 2025	$4.10	6,242,500	-	-	-	6,242,500	6,242,500
		14,182,500	-	(115,000)	-	14,067,500	14,067,500
Weighted average exercise price $		2.36	-	0.70	-	2.37	2.37
Weighted average contractual remaining life (years)		4.58	-	-	-	4.33	4.33

The weighted average fair value of share purchase options exercised during the three months ended March 31, 2022 is $1.30 (three months ended March  31, 2021 – $0.53).

The weighted average fair value of share purchase options granted during the three months ended March 31, 2022 is $6.29 (three months ended March 31, 2021 – $Nil).

The weighted average share price of share purchase options exercised at the date of exercise during the three months ended March 31, 2022 is $9.34 (three months ended March 31, 2021– $4.29).

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

	Three months ended March 31,
	2022	2021
Risk-free interest rate	1.39%	-
Expected option life in years	5.0	-
Expected share price volatility(i)	90.67%	-
Grant date share price	$8.98	-
Expected forfeiture rate	-	-
Expected dividend yield	Nil	-

(i)	The expected share price volatility is based on the average historical share price of comparable companies over the life of the option.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

9.            SHARE CAPITAL AND RESERVES (continued)

Warrants

The continuity of warrants for the three months ended March 31, 2022 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2021	Issued	Exercised	Cancelled/ Expired	Outstanding March 31, 2022
May 12, 2022	$1.30	25,154	-	-	-	25,154
May 13, 2022	$1.50	8,372	-	-	-	8,372
June 4, 2022	$1.50	15,960	-	(12,270)	-	3,690
		49,486	-	(12,270)	-	37,216
Weighted average exercise price $		1.40	-	1.50	-	1.36
Weighted average contractual remaining life (years)		0.38	-	-	-	0.38

The continuity of warrants for the three months ended March 31, 2021 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2020	Issued	Exercised	Cancelled/ Expired	Outstanding March 31, 2021
August 11, 2021	$1.30	714,462	-	(238,155)	-	476,307
August 13, 2021	$1.30	113,399	-	(37,799)	-	75,600
May 12, 2022	$1.30	39,475	-	(5,076)	-	34,399
May 13, 2022	$1.50	36,052	-	(3,300)	-	32,752
June 4, 2022	$1.50	25,845	-	(7,500)	-	18,345
June 10, 2022	$1.30	4,107	-	-	-	4,107
		933,340	-	(291,830)	-	641,510
Weighted average exercise price $		1.31	-	1.31	-	1.32
Weighted average contractual remaining life (years)		0.70	-	-	-	0.47

The weighted average fair value of warrants exercised during the three months ended March 31, 2022 is $0.39 (three months ended March 31, 2021 - $0.55).

The weighted average share price of warrants exercised at the date of exercise during the three months ended March 31, 2022 is $1.50 (three months ended March 31, 2021 – $4.15).

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

10.	RELATED PARTY BALANCES AND TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers, being Goldspot Discoveries Inc. is as follows:

	Three months ended March 31,
	2022 $	2021 $
Amounts paid to Goldspot Discoveries Inc. (i) for administration, exploration and evaluation	(178,242)	(99,340)
Options exercised by members of key management	-	50,000

(i)	Goldspot Discoveries Inc. is a related entity having the following common director and officer to the Company: Denis Laviolette, Director and President.

As at March 31, 2022, $133,642 is included in accounts payable and accrued liabilities for amounts owed to Goldspot Discoveries Inc. (December 31, 2021 - $225,619).

There are no ongoing contractual commitments resulting from these transactions with related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers, or companies owned or controlled by them.

	Salaries and Consulting $	Three months ended March 31, 2022 $	Salaries and Consulting $	Three months ended March 31, 2021 $
Executive Chairman	90,000	90,000	75,000	75,000
Chief Executive Officer (i)	90,000	90,000	75,000	75,000
President	63,000	63,000	52,500	52,500
Chief Financial Officer	27,000	27,000	13,500	13,500
Chief Operating Officer	58,500	58,500	48,750	48,750
Non-executive directors	24,000	24,000	12,000	12,000
Total	352,500	352,500	276,750	276,750

(i)	Resigned subsequent to March 31, 2022.

As at March 31, 2022, $58,500 is included in accounts payable and accrued liabilities payable to key management personnel in respect of key management compensation (December 31, 2021 - $Nil).

Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

11.	LOSS PER SHARE

	Three months ended March 31,
	2022	2021
Loss attributable to common shareholders ($)	22,408,819	5,391,344
Weighted average number of common shares outstanding	164,241,677	149,024,029
Loss per share attributed to common shareholders	$0.14	$0.04

Diluted loss per share did not include the effect of 14,589,875 (three months ended March 31, 2021 - 14,067,500) share purchase options and 37,216 (three months ended March 31, 2021 - 641,510) common share purchase warrants as they are anti-dilutive.

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended March 31,
	2022 $	2021 $
Non-cash investing and financing activities:
Right-of-use assets	11,255	32,652
Property and equipment included in accounts payable and accrued liabilities	209,210	-
Cash paid for income taxes	-	-
Cash paid for interest	-	-

13.          SEGMENTED INFORMATION

The Company’s operations are limited to a single reportable segment, being mineral exploration and evaluation. All of the Company’s evaluation and exploration assets are located in Canada.

14.          COMMITMENTS AND CONTINGENCY

Exploration

During the three months ended March 31, 2022, the Company entered into an agreement for drilling services to complete up to a minimum of 100,000m of drilling at its Queensway project. Pursuant to the terms of the agreement, the Company is subject to a one-time termination fee of $20 per undrilled meter. As at March 31, 2022, the Company was subject to a maximum termination fee of $1,620,404.

Legal Proceeding

In July 2021, the Company responded to a claim by ThreeD Capital Inc. and 131366 Ontario Inc. with respect to a common share purchase by Palisades Goldcorp Ltd. of 17,500,000 common shares of the Company. The outcome of this lawsuit cannot be determined at this time and therefore no amount has been accrued for.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

15.          FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

Financial assets and liabilities measured at fair value are recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1 –	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 –	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 –	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s financial instruments measured at fair value are its investments, which include equities and warrants held. The fair value of equities held is determined using closing prices at the statement of financial position date with any unrealized gain or loss recognized in profit or loss. The Company’s warrants held are not traded on an active exchange and are valued using the Black-Scholes option pricing model using assumptions including risk-free interest rate, expected dividend yield, expected volatility and expected remaining life of the warrant which are supported by observable market conditions and as such are classified within level 2 of the fair value hierarchy.

The carrying values of other financial instruments, including cash, deposits and amounts receivable, and accounts payable approximate their fair values due to the short-term maturity of these financial instruments.

		Level 1 $	Level 2 $	Level 3 $	Total $
Recurring measurements	Carrying amount	Fair value
Investments, at fair value
March 31, 2022	21,687,859	19,582,770	1,605,089	500,000	21,687,859
December 31, 2021	31,942,458	28,078,556	3,363,902	500,000	31,942,458

There was no movement between levels during the three months ended March 31, 2022.

The following table represents the changes in fair value measurements of financial instruments classified as Level 3. Within Level 3, the Company includes private company investments which are not quoted on an active exchange. These financial instruments are measured at fair value utilizing non-observable market inputs.

	Balance at January 1 $	Additions $	Net Unrealized Gains/Losses $	Balance at March 31 $
2022	500,000	-	-	500,000
2021	-	-	-	-

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

15.           FINANCIAL INSTRUMENTS (continued)

The balance at December 31, 2021 and March 31, 2022 relates to the investment in shares of Long Range (Note 5(i)). Long Range is a private company without observable market prices for its common shares and is measured at its estimated fair value based on valuation techniques that use inputs derived by management. The key assumptions used in the valuation of this investment include, but are not limited to, the value at which a recent financing was completed by the investee, company-specific information, review of adjusted net book values, liquidation analysis, trends in general market conditions, share performance of comparable publicly-traded companies and a strategic review. There has been no change in the estimated fair value of this investment and it has been estimated at $500,000 at March 31, 2022.

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not have financial instruments that potentially subject the Company to credit risk. Overall, the Company’s credit risk has not changed significantly from the prior year. Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk is low.

There have been no changes in management’s methods for managing credit risk during the three months ended March 31, 2022 and 2021.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at March 31, 2022, the Company has total liabilities of $22,909,023 and cash of $84,713,594 which is available to discharge these liabilities (December 31, 2021 – total liabilities of $25,403,246 and cash of $100,484,576). Accordingly, in management’s judgment, liquidity risk is low.

There have been no changes in management’s methods for managing liquidity risk since December 31, 2021.

Market risk

(i)	Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts denominated in US dollars. Fluctuations in the exchange rate between the US dollar and the Canadian dollar at March 31, 2022 would not have a material impact on the Company’s net earnings and other comprehensive income.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its short-term investments into fixed rate guaranteed investment certificates with one-year maturities or less, the Company is not exposed to interest rate risk.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

15.          FINANCIAL INSTRUMENTS (continued)

(b) Financial Instrument Risk Exposure (continued)

(iii)	Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

(iv)	Equity price risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net loss to changes in market prices at March 31, 2022 would change the Company’s net loss by $2,168,786 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks since December 31, 2021.

16.          CAPITAL MANAGEMENT

The Company’s objectives when managing capital are:

•	To safeguard our ability to continue as a going concern in order to develop and operate our current projects;

•	Pursue strategic growth initiatives; and

•	To maintain a flexible capital structure which lowers the cost of capital.

In assessing our capital structure, we include in our assessment the components of equity consisting of common shares, stock options and warrants, and deficit that as at March 31, 2022 totalled $100,615,360 (December 31, 2021 - $122,654,601). In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors. To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company’s current capital resources are sufficient to carry out our exploration plans and support operations through the current operating period.

The Company is not subject to any capital requirements imposed by a regulator.

There were no changes in the Company’s approach to capital management during the three months ended March 31, 2022.

17.          SUBSEQUENT EVENTS

Subsequent to March 31, 2022, 948,750 stock options were exercised at a weighted average exercise price of $1.28 per share for gross proceeds of $1,216,706.

Subsequent to March 31, 2022, 25,661 warrants were exercised at a weighted average exercise price of $1.31 per share for gross proceeds of $33,691.